

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2018

Cameron Durrant
Chief Executive Officer
Humanigen, Inc.
1000 Marina Blvd., Suite 250
Brisbane, CA 94005

     Re: Humanigen, Inc.
         Preliminary Information Statement on Schedule 14C
         Filed December 27, 2017
         File No. 001-35798

Dear Dr. Durrant:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                               Division of Corporation Finance
                               Office of Healthcare & Insurance

cc: Kevin Vold, Esq.